UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 38)*

VEON LTD.

(formerly VimpelCom Ltd.)

Common Shares, par value US$0.001 per share

(Title of Class of Securities)

91822M106**

(CUSIP Number)

** CUSIP number of American Depositary Shares listed on the NASDAQ Global Select Market.

The Common Shares are not publicly traded in the United States.

Gaute S. Gravir

Telenor ASA

Snarøyveien 30

N-1360 Fornebu, Norway

+47 99 47 50 76

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event which Requires Filing of this Statement)

Copy to:

Peter O’Driscoll

Orrick, Herrington & Sutcliffe LLP

107 Cheapside

London EC2V 6DN

United Kingdom

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Holding II AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 346,703,840 Common Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 346,703,840 Common Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,703,840 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.7% of the outstanding Common Shares
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Holding AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 346,703,840 Common Shares(1)
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 346,703,840 Common Shares(1)
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,703,840 Common Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.7% of the outstanding Common Shares(1)
14.	Type of Reporting Person (See Instructions): CO, HC

(1)	The Reporting Person disclaims beneficial ownership of all such securities.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor ASA	I.R.S. Identification Nos. of above persons (entities only): 98-0387714
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 346,703,840 Common Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 346,703,840 Common Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,703,840 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.7% of the outstanding Common Shares
14.	Type of Reporting Person (See Instructions): CO, HC

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 38 (this “Amendment”) to the statement on Schedule 13D (as amended by this Amendment, this “Statement”) relates to the common shares, par value US$0.001 per share (the “Common Shares”), of VEON Ltd. (formerly VimpelCom Ltd.) a company organized under the laws of Bermuda. The principal business address of VEON Ltd. is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands, and its business telephone number is +31 20 797 7200.

Except as provided herein, this Amendment does not modify any of the information previously reported in this Statement.

Item 2. Identity and Background

This Statement is being filed jointly by Telenor East Holding II AS (referred to herein as “Telenor East Holding”), Telenor Mobile Holding AS (referred to herein as “Telenor Mobile Holding”) and Telenor ASA (collectively, the “Reporting Persons”).

TELENOR EAST HOLDING II AS

(a)	Telenor East Holding II AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N-1360 Fornebu

Norway

(c)	Telenor East Holding is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d)	During the last five years, Telenor East Holding has not been convicted in a criminal proceeding.

(e)	During the last five years, Telenor East Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST HOLDING II AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East Holding. The business address of each of such persons is Telenor East Holding II AS, c/o Telenor ASA, Snarøyveien 30, N-1360 Fornebu, Norway.

DIRECTORS OF TELENOR EAST HOLDING II AS

Name and Residential Address	Citizenship	Present Principal Occupation

Torbjørn Wist (Stabekk, Norway)	Norway	Senior Vice President and Group Treasurer of Telenor ASA; Chair of the Board of Telenor East Holding

Iver Christian Olerud (Lommedalen, Norway)	Norway	Financial Director, Telenor Norge AS

Gaute S. Gravir (Oslo, Norway)	Norway	Attorney-at-law, Group Legal of Telenor ASA

EXECUTIVE OFFICERS OF TELENOR EAST HOLDING II AS
Name and Residential Address	Citizenship	Present Principal Occupation

None

(d) During the last five years, none of the above executive officers and directors of Telenor East Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor East Holding was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR MOBILE HOLDING AS

(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N-1360 Fornebu

 Norway

(c) Telenor Mobile Holding is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

(d) During the last five years, Telenor Mobile Holding has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor Mobile Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding. The business address of the directors and executive officers is Telenor Mobile Holding, c/o Telenor ASA, Snarøyveien 30, N-1360 Fornebu, Norway.

DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Karlsen Sørby (Hammarø, Sweden)	Norway	Executive Vice President and Chief Transformation Officer of Telenor ASA; Chair of the Board of Telenor Mobile Holding

Wenche Marie Agerup (Oslo, Norway)	Norway	Executive Vice President and Chief Corporate Affairs Officer of Telenor ASA; member of the Boards of TGS and Statoil

Kristine Jensen (Oslo, Norway)	Norway	Director Controlling, Group Finance of Telenor ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Hege Karita Ottesen (Oslo, Norway)	Norway	Employee Representative

Esben Smistad (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Svein Ivar Brauti (Hosle, Norway)	Norway	Managing Director of Telenor Mobile Holding

(d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR ASA

(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N-1360 Fornebu

 Norway

(c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

(d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N-1360 Fornebu, Norway.

DIRECTORS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Gunn Wærsted (Oslo, Norway)	Norway	Chair of the Board of Telenor ASA; Chair of the Board of Petoro AS

Jacob Aqraou (Engleberg, Switzerland)	Denmark	Member of the Boards of Blackwood Seven and Wallapop

Siri Beate Hatlen (Hosle, Norway)	Norway	Chair of the Board of Entra and member of the Board of Eksportkreditt

Jon Erik Reinhardsen (Oslo, Norway)	Norway	President and CEO of Petroleum Geo-Services ASA (PGS), and member of the Boards of Borregaard ASA and Awilhelmsen AS

Ashok Vaswani (London, England)	Singapore	CEO of Barclays UK

Sally David (London, England)	United Kingdom	Member of the Boards of UK Department of Transportation, Arqiva and Leonard Cheshire Disability

Dag Jakob Opedal (Oslo, Norway)	Norway	Executive Advisor of FSN Capital Partners AS; member of the Boards of Bertel O. Steen Holding, Nammo AS, Odin Forvaltning, Kavli Holding AS, Kavli Trust, Cosmetic Group AS, PM Retail AS, and member of the advisory board of Meltwater Holding AS

Regi Aalstad (Founex, Switzerland)	Norway	Chair of the Board of Dråpen i Havet and member of the Board of Geberit

Per Gunnar Salomonsen (Søgne, Norway)	Norway	Employee Representative

Åse Selfjord (Nittedal, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative; member of the Board of Telenor Pension Fund and Chair of the Executive Board of Norwegian Society of Engineers

EXECUTIVE OFFICERS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Sigve Brekke (Oslo, Norway)	Norway	President and Chief Executive Officer of Telenor ASA

Jørgen C. Arentz Rostrup (Oslo, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Wenche Marie Agerup (Oslo, Norway)	Norway	Executive Vice President, General Counsel and Chief Corporate Affairs Officer of Telenor ASA; member of the Boards of TGS and Statoil

Morten Karlsen Sørby (Hammarø, Sweden)	Norway	Executive Vice President and Chief Transformation Officer

Ruza Sabanovic (Oslo, Norway)	Montenegro	Executive Vice President and Head of Technologies and Services of Telenor ASA

Jon Gravråk (Singapore)	Norway	Executive Vice President and Head of Digital Businesses of Telenor ASA

Jon Erik Haug (Oslo, Norway)	Norway	Executive Vice President and Chief People Officer of Telenor ASA

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President Scandinavian Cluster of Telenor ASA and Chief Executive Officer of Telenor Norway; member of the Boards of DNB, Bisnode and SAS

Lars-Åke Norling (Northaburi, Thailand)	Sweden	Executive Vice President Developed Asia Cluster of Telenor ASA and Chief Executive Officer of dtac, Thailand

Petter Furberg (Dhaka, Bangladesh)	Norway	Acting Executive Vice President Emerging Asia Cluster of Telenor ASA and Chief Executive Officer of Grameenphone, Bangladesh

Alexandra Reich (Budapest, Hungary)	Norway	Executive Vice President Central & Eastern Europe Cluster of Telenor ASA and Chief Executive Officer of Telenor Hungary

(d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

On April 12, 2017, Telenor East Holding completed the sale of 70,000,000 Common Shares (in the form of American Depositary Shares and Common Shares) to the several underwriters named in the underwriting agreement, which was attached as Exhibit 99.3 to Amendment No. 37 to this Statement, at a public offering price per Common Share of US$3.75, resulting in net proceeds to Telenor East Holding of US$259,218,400. Upon completion of this sale, Telenor East Holding owns 346,703,840 Common Shares (in the form of American Depositary Shares), representing approximately 19.7% of the total outstanding Common Shares.

Except as described in this Statement, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. However, the Reporting Persons may, at any time and from time to time, review, reconsider and/or modify or otherwise change their plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Telenor East Holding owns 346,703,840 Common Shares (all of which are in the form of American Depositary Shares), representing approximately 19.7% of the total outstanding Common Shares. The other Reporting Persons may be deemed the beneficial owners of, and have sole power to direct the voting and disposition of, these shares.

To the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 of this Statement is, or may be deemed to be, the beneficial owner of any securities of VEON Ltd.

Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VEON Ltd. (other than as described in this Item 5) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c) Except as described in this Statement, none of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of this Statement, has engaged in any transactions in the securities of VEON Ltd. during the past 60 days.

(d) Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by Telenor East Holding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the matters disclosed in this Statement, the Reporting Persons may, from time to time, formulate other plans or proposals regarding VEON Ltd. or its securities in support of the Reporting Persons’ intention to divest the VEON Ltd. shares owned by Telenor East Holding to the extent deemed advisable in light of market conditions, subsequent developments affecting VEON Ltd., the general business and future prospects of VEON Ltd. or other factors, or enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VEON Ltd., which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VEON Ltd. to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.

Except for the matters disclosed in this Statement, none of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VEON Ltd., including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: April 12, 2017

TELENOR EAST HOLDING II AS

By	/s/ Gaute S. Gravir
	Name:	Gaute S. Gravir
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS

By	/s/ Gaute S. Gravir
	Name:	Gaute S. Gravir
	Title:	Attorney-in-fact

TELENOR ASA

By	/s/ Gaute S. Gravir
	Name:	Gaute S. Gravir
	Title:	Attorney-in-fact